FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 7, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 14, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

_____________________________________________________________

Financial Statements (Unaudited)(Restated)

For the Quarter Ended June 30, 2005

November 14, 2005

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	June 30,	December 31,
	2005 (Restated) (Note 8)	2004

Assets
Current assets:
Cash and cash equivalents	$2,340,267	$4,978,210
Short-term investments	37,000	72,000
Accounts receivable	5,349,694	1,966,298
Inventories	2,981,847	3,433,155
Prepaid expenses and other	189,766	228,178
	10,898,574	10,677,841

Property and equipment	918,378	1,049,267
Goodwill	440,095	440,095
Other assets	25,157	31,727
	$12,282,204	$12,198,930

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable$	1,532,765	$729,661
Accrued liabilities	1,420,606	1,780,970
Current liabilities from discontinued operations	52,112	51,648
Deferred revenue	342,721	73,271
	3,348,204	2,635,550

Long-term debt	2,047,605	1,467,594

Shareholders' equity:
Share capital (note 2)	41,374,544	40,901,057
Contributed surplus	1,684,325	1,220,009
Equity component of long-term debt	2,190,779	1,909,127
Deficit	(38,363,253)	(35,934,407)
	6,886,395	8,095,786
	$12,282,204	$12,198,930

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005 (Restated) (Note 8)	2004	2005 (Restated) (Note 8)	2004

Sales	$6,155,243	$3,371,385	$8,674,362	$7,728,896

Cost of sales	3,056,543	1,785,727	4,616,865	4,093,489
	3,098,700	1,585,658	4,057,497	3,635,407

Expenses:
Selling, general and administrative	3,025,784	1,204,941	4,503,943	2,630,059
Product development	505,592	434,853	914,441	796,101
Amortization	174,523	154,226	333,789	304,404
	3,705,899	1,794,020	5,752,173	3,730,564

Earnings (loss) from continuing operations before other expenses and income taxes	(607,199)	(208,362)	(1,694,676)	(95,157)

Other expenses (note 2)	638,821	146,629	731,779	248,262

Earnings (loss) from continuing operations before income taxes before other expenses	(1,246,020)	(354,991)	(2,426,455)	(343,419)

Income tax expense	(4,814)	-	1,879	-

Earnings (loss) continuing operations	(1,241,206)	(354,991)	(2,428,334)	(343,419)

Recovery (loss) from discontinued operations	-	-	(512)	720,444

Net earnings (loss)	(1,241,206)	(354,991)	(2,428,846)	377,025

Deficit, beginning of period	(37,122,046)	(36,355,729)	(35,934,407)	(37,087,745)

Deficit, end of period	$(38,363,253)	$(36,710,720)	$(38,363,253)	$(36,710,720)

Net (loss) earnings per common share - basic and diluted (note 4)
Continuing operations	$(0.03)	$(0.01)	$(0.06)	$(0.01)
Discontinued operations	$-	$-	$-	$-
Net earnings (loss)	$(0.03)	$(0.01)	$(0.06)	$(0.01)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005 (Restated)	2004	2005 (Restated)	2004

Cash provided by (used in):
Operations:
Loss from continuing operations	$(1,241,206)	$(354,991)	$(2,428,334)	$(343,419)
Items not involving cash:
Amortization	174,523	154,226	333,789	304,404
Gain on disposal of property and equipment	-	(3,935)	-	(7,087)
Modification of Conversion price of the Convertible debt ( note 8)	374,818		374,818
Interest accreted on long-term debt and deferred finance cost amortization	126,862	82,497	214,906	158,622
Foreign exchange loss (gain)	20,110	(4,110)	10,926	10,115
Stock-based compensation	673,055	45,610	709,286	80,139
Changes in non-cash working capital (note 6)	(1,982,519)	(773,631)	(2,181,485)	(655,837)
Cash used in continuing operations	(1,854,357)	(854,334)	(2,966,094)	(453,063)

Recovery from discontinued operations	-	-	(512)	720,444
Changes in non-cash working capital	137	(25,360)	464	(885,356)
	(1,854,220)	(879,694)	(2,966,142)	(617,975)

Investments:
Net purchase of property and equipment	(71,074)	(52,898)	(204,425)	(52,430)
Sale (purchase) of short-term investments	-	900,000	35,000	(800,000)
	(71,074)	847,102	(169,425)	(852,430)

Financing:
Proceeds on exercise of warrants	473,488	77,000	473,488	518,101
	473,488	77,000	473,488	518,101

Effect of change in exchange rates on cash	7,120	25,910	24,136	67,405

Increase (decrease) in cash and cash equivalents	(1,444,686)	70,318	(2,637,943)	(884,899)

Cash and cash equivalents, beginning of period	3,784,953	1,625,924	4,978,210	2,581,141

Cash and cash equivalents, end of period	$2,340,267	$1,696,242	$2,340,267	$1,696,242

Supplemental cash flow and other disclosures (note 6).
See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited) (Restated)

1 Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2003 Annual Report.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value method.  The Canadian Institute of Chartered Accountants ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments" permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The Company's cost with the fair value for the three and six months ended June 30, 2005 was $673,055 and $709,286 respectively, and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company's pro forma net loss for the three months ended June 30, 2005 would have increased by $7,000 to $1,245,846 and the Company's pro forma net loss for the six months ended June 30, 2005 would have increased by $17,000 to $2,445,846.  The Company's basic and diluted net loss of $.03 and $0.06 per common share would remain unchanged for the three and six months ended June 30, 2005, respectively.  The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected average annual volatility of 77%, and risk-free interest rates of 3% except for those with no vesting period.

2 Share capital:

During the quarter zero 581,250 options were exercised for proceeds of $473,487.

3 Other expenses:

	Three months ended June 30,		Six months ended June 30,
	2005 (Restated)	2004	2005 (Restated)	2004

Net interest - cash$43,429	$77,217	$83,218	$153,783
Interest - non-cash	79,529	82,497	167,573	158,622
Foreign currency loss (gain)	141,045	(9,150)	106,170	(57,056)
Other- Modification of conversion price of convertible debt	374,818		374,818
Gain on disposal of property * and equipment		(3,935)		(7,087)

	$638,821	$146,629	$731,779	$248,262

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited) (Restated)

4 Earnings per share:

As the Company has a net loss from continuing operations in each of the periods presented, basic and diluted net loss per share are the same, as the exercise of in the money warrants or options would be anti-dilutive.  The weighted average number of shares used in calculating basic and diluted net loss per share for the three and six months ended June 30, 2005 were 42,051,832 (2003 – 39,879,755) and 42,633,082 (2003 – 39,797,438) respectively.

5 Segmented information:

The following tables set forth information by operating segments from continuing operations for the three and six months ended June 30, 2005 and 2004 respectively.

Three months ended June 30, 2005 (Restated) (note 8)	Microwave	Satellite Systems	Consolidated

Sales	$1,937,923	4,217,320	6,155,243
Gross profit	831,377	2,267,324	3,098,701

Three months ended June 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$2,238,378	$1,133,007	$3,371,385
Gross profit (loss)	987,362	598,296	1,585,658

Six months ended June 30, 2005 (Restated) (note 8)	Microwave	Satellite Systems	Consolidated

Sales	$3,883,107	$4,791,255	$8,674,362
Gross profit	1,528,860	2,528,638	4,057,498
Total assets related to continuing operations	4,396,031	7,886,173	12,282,204
Property and equipment	105,607	812,771	918,378

Six months ended June 30, 2004	Microwave	Satellite Systems	Consolidated

Sales	$4,892,828	$2,836,068	$7,728,896
Gross profit	2,183,807	1,451,600	3,635,407
Total assets related to continuing operations	4,820,500	6,642,248	11,462,748
Property and equipment	249,909	987,948	1,237,857

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited) (Restated)

6 Supplemental cash flow and other disclosures:

	Three months ended June 30,		Six months ended June 30,
	2005 (Restated)	2004	2005 (Restated)	2004

Changes in non-cash operating * working capital:
Accounts receivable$(3,479,350)	$162,232	$(3,383,395)	$(124,044)
Inventories	961,698	(1,554,886)	451,308	(1,990,695)
Prepaid expenses and other	(32,066)	(121,743)	38,411	(211,142)
Accounts payable and accrued * liabilities	292,077	740,766	442,741	1,670,044
Deferred revenue	275,122	0	269,450	-

	$(1,982,519)	$(773,631)	$(2,181,485)	$(655,837)

Supplementary information:
Interest paid	$-	$-	$96,936	$104,800
Income taxes paid	$	$2,349		$43,734

7 Comparative figures:

Certain comparative figures have also been reclassified to conform to the financial statement presentation adopted in 2005.

8 Restatement for Debt restructuring and Stock Option Issuance:

The financial statements of the company filed on August 12, 2005 contained errors as explained below. These financial statements have been restated to adjust for these amounts.

During the year ended 2002, the company issued convertible debentures.  The Notes bear interest at 8% per annum, payable semi-annually and are due March 31, 2007.  The Notes were intended to be convertible into shares of the company at a fixed rate of US1.70 per share.

On June 24th, 2005, the Company announced that it had reduced the conversion price of the Convertible notes from US$1.70 per common share to US$1.25 per common share as an early inducement of conversion on the notes. The original June 30, 2005 financial statements did not reflect this adjustment.

In these restated financial statements, the modification of the convertible Notes was treated as an inducement of early conversion on the Notes.  As a result, the incremental change in the value of the instrument was allocated, based on its current fair value, to liabilities and equity of the company.  Long-term debt was increased by $374,818 and the equity component of the long-term debt was increased by $281,652.  The increase in the liability component was charged to other expenses and the equity adjustment was charged to Contributed Surplus.

Subsequent to June 22 2005, the company received notice of conversion of $250,000 USD of Convertible Notes. This conversion has not yet been completed as of September 30, 2005.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited) (Restated)

On May 2, 2005, the Company granted two directors stock options in the amount of 100,000 each. The options which vested immediately had a strike price of $US .65 and contracted life of five years. .  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected average annual volatility of 77%, and risk-free interest rates of 3% except for those with no vesting period. The calculated fair value of these options was $104,981. This value had not previously recorded in the original  June 30, 2005 financial statements.

In these restated June 30, 2005 financial statements, the adjustment has been recorded as an expense and a charge to Contributed Surplus.

As result of these two adjustments, Net Loss and the Accumulated Deficit increased by a total of $483,129 to reflect the impact of the equity adjustment and the stock options. This has translated into a reduction of Earnings per Share by $0.01 from the amount previously reported

Norsat International Inc.

Management Discussion and Analysis (Restated)

_____________________________________________________________

Management Discussion and Analysis (Restated)

For the Quarter Ended June 30, 2005

November 14, 2005

Norsat International Inc.

Management Discussion and Analysis (Restated)

November 14, 2005

The following information should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes included therein for the three months ended June 30 , 20 05, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the Company's 2004 Annual Report.  All of the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company's annual information form for the year ended December 31, 2004, may be found on the Company's web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

Introduction

Over the past 26 years Norsat International Inc. has developed a reputation for technical excellence and innovative design. It has successfully positioned itself as a leader in providing high quality microwave product to the satellite industry with customers in 87 countries around the world. More recently the Company has expanded its expertise to include the development and production of complete satellite terminals, baseband software management systems and integration services which allow the Company to deliver higher quality value-added satellite systems. Since 2002 Norsat International Inc. has focused its marketing and development efforts on producing high-speed portable satellite terminals geared to meet customers' needs in several promising new areas.

Today the Company generates revenue from two business units: Microwave Products and Satellite Systems:

The Microwave business supplies satellite signal receivers, transmitters and other ground station products for the worldwide commercial market. Over the past several years, the Microwave business has been maturing. The Company is committed to maintaining its strong position in this market, while continuing to generate positive cash flow. The Company maintains its competitiveness by focusing on our customer needs, providing new strategic product offerings such as transmitters, solid-state power amplifiers and low noise blockers to satisfy the continued emergence of two-way networks around the world.

The Satellite Systems business designs, manufactures and markets the OmniLink family of products. The includes portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged or non-existent. In 2004 the Company has two core products available: a "video" version named the Norsat NewsLinkTM and the data version named the Norsat SecureLinkTM. In the future you will see continued refinements of these products and development into even more compact and portable terminals and other strategic offerings.

Norsat International Inc.

Management Discussion and Analysis (Restated)

Overall Performance

Quarterly sales were robust at $6.2 million, 83% higher or $2.8 million higher than the second quarter last year.  Gross margins were up slightly to 50.3%, and net loss was $1.2 million, compared to gross margins of 47.0% and net loss of $0.4 million in the same period in 2004.  Microwave sales were in line with expectations and slightly down by $0.3 million or 13%.  Sales of Satellite Systems increased by $3.1 million or 272% primarily due to the U.S. Army Central Command awarding the Company another contract worth US $3.3 million in the second quarter of 2005. This award reflects the continuing and growing need for Norsat's capabilities within the U.S. Armed Services.

Year to date sales were up $0.9 million or 12% higher for the first six months of 2005 as compared to the first six months of 2004.  For the six months ended June 30, 2005, sales were $8.7 million, gross margins were 47% and the net loss was $2.4 million compared to sales of $7.7 million, gross margins of 47% and a profit of $0.4 million.

Highlights

  George King was appointed to the Norsat Board on April 8 and appointed Chairman May 2.  Mr. King sits on a number of executive boards, has served as a Section 16 officer of a U.S. public company and is a director or trustee of five private companies and two universities.  Mr. King has previously served as an executive at Universal Access, which he assisted in doing a successful initial public offering (IPO). In addition, Mr. King has had successes in the legal and financial services business.

  Mr. William J. Coyne III joined the Company on May 16, 2005 as President & Chief Executive Officer. Mr. Coyne previously held executive level positions at several international telecommunications organizations including Sprint and Cable & Wireless. During his nearly 10-year tenure with Sprint, he was the Vice President General Manager - Northeast Division, the largest division in the mid-markets segment. Mr. Coyne was then recruited by Cable & Wireless to turn around the fortunes of the U.S. sales operation.  Mr. Coyne's 9 years with Cable & Wireless included multiple executive level positions culminating in being named COO of the U.S. operation.  Mr. Coyne then went on to assist several private, entrepreneurial companies in their efforts to be more efficient and productive in their Sales, Marketing and Customer Service business units.

  Mr. James Sharpe was appointed to the Company's Board of Directors and as Chair of The Audit Committee on May 20, 2005. James Sharpe has over twenty-five years of senior-level management experience in the public and private sectors as a chief executive officer and as a chief financial officer for small to large complex organizations. He is currently the President of Sharpe Associates, a Washington State firm that provides a wide spectrum of financial management services to small and medium-sized private firms, and public entities.

  The Company created a Board of Advisors. This group reports to the Directors, and its members are highly experienced business people in their own right. The group's mandate is to review the Company's market and positioning, with a view to introducing potential opportunities to grow the Company's market presence and profile through mergers, acquisitions or joint ventures. The Strategy Committee of the Board Directors evaluates all merger and acquisition possibilities.

  The Company also established Norsat's first Global Development Council (GDC) to assist in growing revenues throughout the remainder of 2005 and 2006.  The GDC reports directly to the President & CEO and is comprised of senior business executives, primarily ex-Chairmen, Presidents, CEOs and Executive Vice Presidents.  The GDC includes current or former executives from the Telecommunications, Satellite, Equipment and Services providers including Stuart Hinkley, President & CEO of MZINA, Alan Peyser, Chairman of Aptela a Virtual PBX & VOIP Company, Nick Antonoff, an expert in Homeland security related issues, Ray O'Brien, President and CEO of Verastar and Ken Napier, senior executive with Universal Access.  The role of the GDC members is to identify Norsat enterprise sales opportunities and new channels for the Company's products and services.

Norsat International Inc.

Management Discussion and Analysis (Restated)

  The Company engaged an outside consulting firm specializing in CRM deployment to assist it in implementing a Customer Relationship Management (CRM) System in order to increase overall productivity and access to important customer and prospect information.

  In June 2005 the Board of Directors announced that it was expanding its focus beyond the microwave business and the mobile satellite communication market for the military and media.  The intention of this expansion in focus is to enlarge the sources of revenue streams, to expand the Company beyond military and other existing business, and to complement existing revenue streams.

  As part of this expanded focus announced by the Board of Directors in June, the Company began an extensive overhaul of its web site to be a more accurate representation of the revised focus on its enhanced market efforts including HealthCare, Emergency Services (Homeland Security & Disaster Recovery), Military, Media and Telecommunications.

  On June 21, 2005, the audit firm KPMG informed the Company of its determination to not accept the appointment as auditors of the Company for the fiscal year ending December 31, 2005. The Company's Board of Directors and Audit Committee of the Board are currently considering a global accounting firm to serve as its successor auditor. There has been no reservation on the Company's financial statements on which KPMG issued a report KPMG's decision does not result from any disagreement with Company management

  On June 24, 2005 the Company announced it had reduced the conversion price of its outstanding US $2 million 8% unsecured convertible notes due March 31, 2007 from US $1.70 per common share to US $1.25 per common share.  The convertible notes were issued on a private placement basis in March 2002 and are convertible at any time at the option of the holder into Norsat common shares.

  On June 30, 2005, the Company announced it had been awarded a US $3.3 million order by the U.S. Army Forces Central Command.  The order called for the supply of Norsat NewslinkTM portable satellite terminals, spares, training and maintenance to support the expansion of the U.S. Army's Digital Video and Imagery Distribution System.

Norsat International Inc.

Management Discussion and Analysis (Restated)

Highlights (continued)

Results of Operations

	Three Months Ended June 30		Six Months Ended June 30
Sales $000's)	2005 Restated	2004	2005 restated	2004
Microwave	$1,938	$2,238	$3,883	$4,893
Satellite Systems	4,217	1,133	4,791	2,836
-	$6,155	$3,371	$8,674	$7,729

Second quarter sales were $6.2 million, up 83% from $3.4 million in the second quarter of 2004.  The increase is primarily due to a US $3.3 million order by the U.S. Army Forces Central Command received in the second quarter of 2005.  The order called for the supply of Norsat NewslinkTM portable satellite terminals, spares, training and maintenance to support the expansion of the U.S. Army's Digital Video and Imagery Distribution System.

 Microwave revenue was $1.9 million, down 13% and Satellite Systems revenue was $4.2 million, up 272% over the prior year.   Six-month revenue was $8.7 million, with Satellite Systems representing 55% of total sales, versus 37% for the prior year.

	Three Months Ended June 30		Six Months Ended June 30
Gross Profit Margin	2005 Restated	2004	2005 Restated	2004
Microwave	43%	44%	39%	45%
Satellite Systems	54%	53%	53%	51%
-	50%	47%	47%	47%

The overall gross margin improved slightly compared to the second quarter of 2004 due to product mix and reduced costs. On an YTD basis the increase in Gross profit margins for Satellite systems was offset by the decrease in the gross profit margin for Microwave.

Norsat International Inc.

Management Discussion and Analysis (Restated)

	Three Months Ended June 30		Six Months Ended June 30
Operating Costs ($000's)	2005 Restated	2004	2005 Restated	2004
Selling, general and administrative	$3.026	$1,205	$4,504	$2,630
Product development	506	435	914	796
Amortization	174	154	334	305
-	$3,706	$1,794	$5,752	$3,371

The Company made investments in its sales and marketing efforts and we experienced a number of one-time expenses in the hiring and setup of new offices, upgrading our website and implementing a new Enterprise Resource Planning (ERP) financial and engineering system software.  During the second quarter, the Company expanded its sales and marketing initiatives into the Homeland Security market in the United States and certain European Union countries, expanded its sales and marketing initiatives in the Health Care market, created the Company's Advisory Board and the Global Development Council, and took other steps that it believes will result in increased revenue in the near and mid-term.  The Company incurred higher sales commissions as a result of higher sales.  The Company also incurred a one-time severance cost of $0.3 million.  These factors resulted in selling, general and administrative costs increasing by $1.9 million compared to the same quarter in the prior year, with $0.7 million of these being non-cash items related to stock based compensation

Product development costs are anticipated to increase as the Company continues to work on developing products that will provide superior performance at lower cost to our customers.

	Three Months Ended June 30			Six months Ended June 30
-	-	2005 Restated	2004	2005 restated	2004
Earnings (loss) from continuing operations before other expenses and income taxes		$(1,241)	$(355)	$(2,428)	$(343)

Loss from continuing operations before other expenses and income taxes was $1.2 million in the second quarter of 2005, compared to a loss of $0.4 million in 2004, due primarily from increased SG&A expenses of $1.7 million and partially offset by higher gross profit of $1.5 million.

Other expenses for the second quarter were $0.6 million compared to the prior year of $0.1 million.

The net effect of the above factors was a net loss from continuing operations for the quarter of $1.2 million or ($0.03) per share basic and diluted, compared to a loss of $0.4 million in the second quarter of 2004 or ($0.01) per share basic and diluted.

Norsat International Inc.

Management Discussion and Analysis (Restated)

Quarterly Financial Data (Unaudited) (In $000's, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30 Restated	Sep 30	Dec 31
2005
Sales	$2,519	$6,155
Loss from continuing operations	($1,187)	($1,246)
Net loss	($1,188)	($1,246)
Loss per share from continuing operations - Basic and diluted	($0.03)	($0.03)
Net loss per share - basic and diluted	($0.03)	($0.03)
Weighted average common shares outstanding - Basic and diluted	42,052	42,633

2004
Sales	$4,358	$3,371	$5,005	$4,787
Earnings (loss) from continuing operations	$ 12	($355)	$1,006	($233)
Net earnings (loss)	$ 732	($355)	$1,008	($232)
Earnings (loss) per share from continuing operations - Basic	$0.00	($0.01)	$0.03	($0.01)
- Diluted	$0.00	($0.01)	$0.02	($0.01)
Earnings (loss) per share - Basic	$0.02	($0.01)	$0.03	($0.01)
- Diluted	$0.02	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding - Basic	39,715	39,880	40,037	41,512
- Diluted	41,495	39,880	40,638	41,512

Liquidity and Capital Resources

The Company's cash and short-term investments balance at June 30, 2005 was $2.4 million, compared to $3.8 million at March 31, 2005.  This change resulted primarily from cash used in operations of $1.25 million.  Separately, accounts receivable increased by $3.3 million due to a significant sale being made late in the quarter. Capital purchases were $0.2 million and proceeds resulting from the exercise of warrants were $0.5 million.

The Company entered into a credit facility with a Canadian bank in the third quarter of 2004.  The Company never utilized the facility.  During the second quarter of 2005 the bank withdrew the facility due to the Company failing to meet a covenant related to maintaining a positive EBIT during the period of first quarter 2004 to first quarter 2005.

As the Company continues to invest in developing new products and expanding its markets for those products, the Company will utilize cash until positive earnings are achieved.  The Company anticipates having sufficient funds to meet projected core operational needs but foresees a need for either revenue growth or capital financing to provide funds for expenses beyond core operations.

Norsat International Inc.

Management Discussion and Analysis (Restated)

Tabular Disclosure of Contractual Obligations

As of June 30, 2005, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000's)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$1,331	$1,073	$ 258	-	-
Inventory Purchase Obligations	$5,116	$5,116	-	-	-
Long Term- Debt Obligations	$2,420	-	$2,420	-	-
	$8,867	$6,189	$2,678	-	-

Outstanding Share Data

As of June 30, 2005, the Company had issued and outstanding 42,633,082 common shares.  During the quarter ended June 30 2005, 581,250 additional common shares were issued on the exercising of outstanding options.  As of June 30, 2005 there were a total of 3,040,900 options and 3,146,811 share purchase warrants outstanding that entitle the holders to purchase one common share of the Company at various prices ranging from $.50 to $15.00.

Unaudited Interim Financial Statements

The unaudited consolidated financial statements for the period ended June 30, 2005 have not been reviewed by independent auditors.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2004 Annual Report. A discussion of the critical accounting policies and the related estimates are included in Management Discussion and Analysis in the 2004 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2004.

Norsat International Inc.

Management Discussion and Analysis (Restated)

Debt Restructuring

During the year ended 2002, the company issued Convertible Notes.  The Notes bear interest at 8% per annum, payable semi-annually and are due March 31, 2007.  The Notes were intended to be convertible into shares of the company at a fixed rate of US$1.70 per share.

On June 24th, 2005, the Company announced that it had reduced the conversion price of the Notes from US$1.70 per common share to US$1.25 per common share as an early inducement of conversion on the Notes.

The modification of the convertible Notes was treated as an early inducement of conversion on the debentures.  As a result, the incremental change in the value of the instrument was allocated, based on its current fair value, to liabilities and equity of the company.  Long-term Debt was increased by $378,148 and the equity component of the long-term debt was increased by $281,652.  The increase in the liability component was charged to Other Expenses and the equity adjustment was charged to Contributed Surplus.

Subsequent to June 22 2005, that company received notice of conversion of $250,000 USD of Notes. This conversion has not yet been completed as of September 30, 2005.

Restatement of Financials Statements Period ended June 30, 2005

The Company has filed Restated Financial Statements for its Second Quarter ended June 30 2005 due to a correction of an accounting error in that three month ended period.

The modification of the conversion price for the Convertible Note and Stock options issued in 2005 was not accounted for in the Financial Statements for the Second Quarter of 2005.The restatement reflects the following changes to the Financial Statements for the three month ended June 30, 2005. These adjustments have been made in the restated financial statements for the period ended June 30, 2005. Those restated amounts have been incorporated in the opening values within these financial statements. These statements should be read in concert with the restated June 30, 2005 financial statements.

  An increase in the principal amount of the Convertible note, reflected as a long term liability on the Balance Sheet (note 10).  The reduced conversion price was allocated, based on its current fair value, to Liabilities and the Equity Component of Long Term Debt in Shareholders' Equity. Opening Long Term Debt was increased by $374,818 and the Equity Component of Long Term Debt was increased by $281,652.

  The increase in the liability component was reflected and charged to Revaluation of Debt Conversion Expense in the Statement of Operations (note3), in the three month ended June 30, 2005

  Interest Expense was reduced by $17,041 and the Foreign Currency Loss was increased by $20,371 due to the adjustment in the Long Term Debt balance for the same period.

  A charge of $104,981 to Selling General & Administrative expenses for the Company's Stock compensation plan for the second quarter.

  As result of these adjustments both the Net Loss and the Accumulated Deficit increased by a total of $483,129 to reflect the impact of the equity adjustment. This has translated into a reduction of Earnings per Share by $0.01 from the amount previously reported.

There was no impact on the Working Capital as there is no cash impact to the Company on these adjustments. The impact of this restatement has already been carried forward to the Financial Statements for the Third Quarter of 2005.